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November 12, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim, Esq.
Special Counsel

Re:	The Gymboree Corporation
Schedule 14D-9
Filed October 25, 2010
File No. 005-42577

Dear Ms. Kim:

On behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter, dated November 3, 2010 (the “Comment Letter”), regarding the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on October 25, 2010 (the “Schedule 14D-9”).

The responses of the Company to the Staff’s comments are set forth below. To facilitate the Staff’s review, the Staff’s comments are reproduced below in italicized text, with the Company’s responses immediately below the comments. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Schedule 14D-9. References to page numbers correspond to the page numbers in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation (Page 10)

Reasons for the Recommendation (Page 19)

1.	We note the disclosure in the first paragraph that the special committee considered “a number of factors” in reaching their recommendation. Item 4 of Schedule 14D-9 and the

U.S. Securities and Exchange Commission

November 12, 2010

corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made by the board. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the board’s decision to recommend that the security holders accept the offer made by Bain.

Response:

The Company will change its disclosure to clarify that the enumerated factors are in fact reasons in support of the board’s decision to recommend that the security holders accept the offer made by Bain by amending the first paragraph under the heading “Reasons for the Recommendation – The Special Committee” on pages 19 and 20 of the Schedule 14D-9 to read as follows:

“The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In recommending to the Company Board that it approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered the following material factors and benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement:”

Certain Company Projections (Page 44)

2.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:

The Company respectfully submits that the non-GAAP projections included under the heading “Certain Company Projections” on pages 44 et seq. of the Schedule 14D-9 will not require additional disclosure pursuant to Rule 100(a) of Regulation G. The Company notes that Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. In this context, the Company refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the

U.S. Securities and Exchange Commission

November 12, 2010

Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.

While the Company understands that Item 1015 of Regulation M-A does not apply to the Schedule 14D-9, out of an abundance of caution and in the interest of providing conscientious and fulsome disclosure, the Company has provided in the Schedule 14D-9 information that otherwise would have been required to be disclosed under Item 1015 of Regulation M-A, and therefore the Company believes that it should be entitled to rely on the Interpretation. Additionally, the Company notes that Item 1011(b) of Regulation M-A could also be interpreted to require the Company to include in the Schedule 14D-9 additional disclosure similar to the non-GAAP financial measures in question. Accordingly, the Company respectfully believes that the disclosure of the non-GAAP financial measures disclosed by the Company in the Schedule 14D-9 should be viewed from a policy point of view as consistent with the purpose of the exemptions contained in Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K, as interpreted by the Staff in the Interpretation.

Based on the foregoing, the Company respectfully believes that no additional disclosure pursuant to Rule 100(a) of Regulation G will be required.

Annex II, Page II-1

3.	We note the disclaimer in the second-to-last paragraph that the letter is solely for board and the special committee. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for PJSC’s belief that shareholders cannot rely upon the opinion to support any claims against PJSC arising under applicable state law (e.g., the inclusion of any express disclaimer in the engagement letter with PJSC). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to PJSC would have no effect on the rights and responsibilities of either PJSC or your board of directors under the federal securities law. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

In response to the Staff’s comment, PJSC has revised the language in the second-to-last paragraph of its opinion letter to remove the word “solely.”

* * * *

U.S. Securities and Exchange Commission

November 12, 2010

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Brian J. McCarthy at (213) 687-5070 or the undersigned at (650) 470-4662.

Respectfully yours,

/s/ Leif B. King Leif B. King

cc:	Kimberly Holtz MacMillan, Vice President & General Counsel

The Gymboree Corporation

R. Newcomb Stillwell, Esq. and Jonathan Grandon, Esq.

Ropes & Gray LLP

Brian J. McCarty, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP